Electronic Articles of Incorporation
For

P25000060270
FILED
October 31, 2025
Sec. Of State
kcostello

NAVA TECHNOLOGIES INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

NAVA TECHNOLOGIES INC.

Article II

The principal place of business address:

8950 EAST BAY HARBOR DRIVE
APT 3
BAY HARBOR ISLANDS, FL. US 33154

The mailing address of the corporation is:

8950 EAST BAY HARBOR DRIVE
APT 3
BAY HARBOR ISLANDS, FL. US 33154

Article III

The purpose for which this corporation is organized is:

NAVA TECHNOLOGIES IS BUILDING A MOBILE APP THAT ALLOWS USERS TO INSTANTLY BOOK LICENSED CAPTAINS FOR ON-DEMAND BOAT RIDES AND RENTALS. THE PLATFORM HELPS BOAT OWNERS MANAGE THEIR VESSELS, TRACK BOOKINGS, AND SECURE PAYMENTS.

Article IV

The number of shares the corporation is authorized to issue is:

10000000

Article V

The name and Florida street address of the registered agent is:

THEO ARRANZ
8950 EAST BAY HARBOR DRIVE
APT 3
BAY HARBOR ISLANDS, FL. 33154

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: THEO ARRANZ

P25000060270
FILED
October 31, 2025
Sec. Of State
kcostello

Article VI

The name and address of the incorporator is:

THEO ARRANZ
8950 EAST BAY HARBOR DRIVE
APT 3
BAY HARBOR ISLANDS

Electronic Signature of Incorporator: THEO ARRANZ

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: D, P
THEO ARRANZ
8950 EAST BAY HARBOR DRIVE APT 3
BAY HARBOR ISLANDS,, FL. 33154 US

Title: T, S
THEO ARRANZ
8950 EAST BAY HARBOR DRIVE APT 3
BAY HARBOR ISLANDS, FL. 33154 US